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                                                           EXHIBIT 99.4
                                                           For Immediate Release

Media Contact
Libby Barland
Childtime Learning Centers, Inc.
38345 West 10 Mile Road, Suite 100
Farmington Hills, MI  48335
561-237-2243
http://www.childtime.com

CHILDTIME LEARNING CENTERS REPORTS THAT THE COMPANY'S SECURITIES
WOULD BE DELISTED ABSENT APPEAL

FARMINGTON HILLS, MI, September 9, 2002 -- Childtime Learning Centers, Inc. (NASDAQ: CTIM), today announced that it had received notice of the determination by the Nasdaq Listing Qualifications Department that, absent an appeal by the Company, the Company's securities would be delisted from The Nasdaq National Market System on September 13, 2002, because of the failure to maintain market value of publicly held shares of $5,000,000, as required for continued inclusion by Marketplace Rule 4450(a)(2). The Company intends to appeal the Staff determination. During the pendency of the appeal process, the Company's securities will remain listed on The Nasdaq National Market System. If the Company determines that its appeal will not be successful, it will apply to transfer the listing of its securities to The Nasdaq SmallCap Market. Although there are no assurances that a transfer application to The Nasdaq SmallCap Market, if necessary, would be approved, the Company believes that it meets the applicable standards for inclusion in that market.

Childtime Learning Centers, Inc., of Farmington Hills, MI acquired Tutor Time Learning Systems, Inc. on July 19, 2002 and is now the nation's third largest publicly traded child care provider with operations in 30 states, the District of Columbia and internationally. Childtime Learning Centers, Inc. has over 7,500 employees and provides education and care for over 50,000 children daily in over 450 corporate and franchise centers nationwide.